2008

A Year of Challenges and Opportunities

Codorus Valley Bancorp, Inc. • **2008** Annual Report

History will record 2008 as the year in which the global financial landscape was forever altered.

The toxic combination of a free market world economy, an overheated housing industry, massive abuses of credit, record spikes in crude oil prices, and a regional military conflict has morphed into a crippling global economic storm, the likes of which our nation has not seen since 1982 – and perhaps not since 1932.

While none of us can repair the current state of the world economy, we can take responsibility for our part in it. To that end, your Leadership Team, as guided by the Board of Directors, will continue to implement a long-range strategic plan that builds on our strengths and prepares for the future.

Like the economic tsunamis of 1932 and 1982, there are numerous challenges that confront our clients every day. It is within those challenges, though, that we find many opportunities for future strategic and financial success.

So thank you for your investment and confidence in Codorus Valley Bancorp, Inc. As we have done for other events over the last 145 years, we will weather this storm together.

2008 – A Year of Challenges and Opportunities

Selected Financial Data

	2008	2007	2006	2005	2004
Summary of operations *(in thousands)*					
Interest income	**$ 36,732**	$ 39,169	$ 33,319	$ 25,572	$ 20,469
Interest expense	**15,809**	18,489	15,077	9,149	6,545
Net interest income	**20,923**	20,680	18,242	16,423	13,924
Provision for (recovery of) loan losses	**1,870**	(554)	650	775	420
Noninterest income	**6,665**	5,688	5,465	5,003	4,626
Noninterest expense	**20,044**	18,368	15,890	14,482	12,769
Income before income taxes	**5,674**	8,554	7,167	6,169	5,361
Provision for income taxes	**1,209**	2,180	1,845	1,552	1,353
Net income	**$ 4,465**	$ 6,374	$ 5,322	$ 4,617	$ 4,008
Per common share *(adjusted for stock dividends)*					
Net income, basic	**$ 1.13**	$ 1.64	$ 1.38	$ 1.21	$ 1.05
Net income, diluted	**$ 1.12**	$ 1.61	$ 1.35	$ 1.18	$ 1.03
Cash dividends paid	**$ 0.51**	$ 0.56	$ 0.44	$ 0.41	$ 0.39
Stock dividends distributed	**5%**	5%	10% *	5%	5%
Book value	**$ 12.99**	$ 12.33	$ 11.08	$ 10.08	$ 9.42
Cash dividend payout ratio	**45.1%**	33.8%	32.0%	33.6%	36.3%
Weighted average shares outstanding	**3,965,996**	3,881,501	3,846,877	3,831,399	3,807,562
Weighted average diluted shares outstanding	**3,990,956**	3,965,980	3,937,050	3,907,787	3,886,640
* includes a special 5% stock dividend					
Profitability ratios					
Return on average shareholders' equity (ROE)	**8.9%**	13.9%	13.0%	12.3%	11.5%
Return on average assets (ROA)	**0.71%**	1.11%	1.05%	1.06%	1.03%
Net interest margin	**3.68%**	3.97%	3.97%	4.16%	4.01%
Efficiency ratio	**70.6%**	67.4%	65.1%	66.1%	67.6%
Capital ratios					
Tier 1 risk-based capital	**10.0%**	12.1%	12.0%	10.6%	11.8%
Total risk-based capital	**10.8%**	12.9%	12.7%	11.3%	12.3%
Average shareholders' equity to average assets	**7.9%**	8.0%	8.1%	8.6%	9.0%
Summary of financial condition at year-end *(in thousands)*					
Investment securities	**$ 77,287**	$ 84,369	$ 80,926	$ 69,664	$ 74,140
Loans	**580,451**	447,497	407,260	369,631	300,260
Assets	**702,766**	594,607	548,212	476,052	407,671
Deposits	**598,129**	511,968	456,645	385,154	329,537
Borrowings	**47,779**	30,660	45,339	49,493	39,493
Equity	**52,181**	48,415	42,786	38,729	35,982
Other data					
Number of bank offices	**17**	14	14	14	12
Number of employees *(full-time equivalents)*	**200**	179	168	163	146
Wealth Management assets, market value *(in thousands)*	**$ 261,153**	$ 320,655	$ 259,453	$ 213,735	$ 180,314

To Our Shareholders

It has been said that with challenges come opportunities, and 2008 certainly provided our Company with both. Like many in our industry, earnings for the year were negatively impacted by the extraordinary economic challenges our nation is facing. Codorus Valley Bancorp, Inc., primarily through its financial services subsidiary, PeoplesBank, A Codorus Valley Company, earned $4,465,000 in 2008, a decrease of 30% from 2007 earnings. This decrease was primarily the result of an increase in our provision for loan losses to support significant growth in our loan portfolio and to replenish the reserve due to loan charge-offs.

You may recall that during 2007, the Company recognized the positive impact of a one-time $839,000 pre-tax ($554,000 after-tax) recovery of loan losses incurred by PeoplesBank in prior periods. Due to the adequacy of our provision for loan losses in 2007, the full amount of the recovery was recorded as a reduction to the provision at that time. So, on a comparable basis, net income for 2008 decreased 23% below 2007 as adjusted. As a Company, we are certainly disappointed with our reduced earnings, but at the same time we are proud of the accomplishments made during such difficult times. Our industry as a whole has been greatly impacted by this economic recession, and we recognize how fortunate we are that our 2008 financial performance outpaced that of many of our peers.

That said, there is a bright side to our story. By remaining focused on our long-term strategic plan and investing the resources necessary to further our mission, we experienced significant positive growth in several key areas.

Assets at year-end 2008 were $703 million, which is an increase of 18% over year-end 2007. Loans ended the year at $580 million, representing a 30% increase over the same period. And finally, deposits grew to $598 million, which is almost 17% greater than the previous year. As a result, we have now moved from 6th place in total deposits to 4th place in York County; and over the past five years, we have grown total deposits more than any other bank in the County. This is a significant achievement on the part of those who serve our clients on a daily basis.

Seizing Opportunities

In many ways, 2008 was a year of change not just in Washington, D.C., but in the markets we serve, as several of our major competitors were acquired by larger, regional organizations. This presented us with the opportunity to welcome many new clients to our Company, expand our geographic footprint, and add highly-talented, experienced professionals to our team.

David R. Kenney joined us as Senior Vice President and leader of the Wealth Management Division, overseeing the daily management of Trust and Investment Services, Settlement Advisory Services, and Codorus Valley Financial Advisors. Joining him is Stephen M. Altland as Vice President and Senior Trust Advisor. Both are well-known and respected in the industry for their extensive knowledge and commitment to client satisfaction.

By welcoming these individuals to our staff, this will now provide David Cover with the opportunity to focus on his new role as Senior Vice President and Senior Settlement Advisor. David will be responsible for leading our Settlement Advisory Services activities, a highly-specialized field which provides our Company with a unique niche in the structured settlement industry.

Also joining our Company were Lorrie A. Schenning, Senior Vice President of the Maryland Banking Group, and M. Scott Elliott, Vice President and Maryland Business Banking Officer. Both Lorrie and Scott are based at our newest Maryland financial center, which opened in November at 124 North Main Street in Bel Air. Together with the staff at our existing Hunt Valley, Maryland office, Lorrie and Scott have already greatly contributed to our growth in the Maryland market.

As mentioned earlier, one of our key competitors in the Hanover, Pennsylvania market merged with another, much larger regional financial institution. The loss of this long-time, respected institution created an opportunity for us to capitalize on the strong desire held by area residents for a local community bank. That is why we invested in the construction of our second location in this community. Located on the north side of town at 65 Eisenhower Drive, this facility is managed by Chris Aulbach, a long-time employee of our Company and Hanover resident. He and his staff welcomed over 400 guests to their grand opening celebration in October and business has grown steadily since.

Providing Opportunities

We are continually researching and implementing ways to provide new and exciting opportunities for individuals and businesses to utilize our services, and 2008 was certainly no exception. When the safety of bank deposits became a national news story last year, it caused many to re-evaluate their relationship with their bank, including ours. Fortunately, our depositors expressed their confidence in us by not only maintaining but increasing their relationships, which was reflected in the market share growth discussed earlier. However, for those with deposit insurance concerns, we were able to assist many of them by providing access to a program we joined in 2008 called CDARS®. CDARS® is an acronym for the Certificate of Deposit Account Registry Service, which allows investors to enjoy full FDIC insurance on deposits up to $50 million while maintaining their relationship with our Company. For more information on how the CDARS® program works, stop by one of our Financial Centers or visit the CDARS® website at www.cdars.com.

In the middle of every difficulty lies opportunity.
—Albert Einstein

As our population ages and retirement investments shrink as a result of the recession, many older Americans are looking for ways to supplement their monthly Social Security and retirement income. One way of accomplishing this is through a reverse mortgage, which is a special home loan that allows homeowners to convert the equity in their home into cash. Our Mortgage Banking professionals held several informative public seminars throughout the year to provide information about this product, and we have provided several reverse mortgages to our clients. We expect the need for this unique product to increase over the coming years.

A Year of Challenges and Opportunities

As a nation and industry, 2008 certainly presented us with challenges many of us have not seen in our lifetime, and we will be facing much of the same in 2009 and beyond. Financial markets are in turmoil. Unemployment is rising at a staggering rate. We are experiencing an economic crisis unlike anything since the Great Depression. Through all of this, though, we see hope and opportunity for a company like Codorus Valley Bancorp, Inc.

When we provide funding for businesses, it leads to job creation. When we grant mortgages, it encourages home ownership and growth in the housing market. When we manage investments and savings plans, it leads to college educations and comfortable retirements. When we provide financial and volunteer assistance to area non-profits, they are able to provide valuable services to those in need in our community. That is the purpose of a community bank, the purpose of a company like ours.

So, together as a Company, a community and a nation, we will rise to meet the challenges before us as we travel the road to economic recovery. On behalf of everyone associated with Codorus Valley Bancorp, Inc., thank you for your continued confidence and investment, and for providing us with the opportunity to serve you.



Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc. and PeoplesBank

Board of Directors
Codorus Valley Bancorp, Inc. and PeoplesBank

Rodney L. Krebs
Chairman,
Codorus Valley Bancorp, Inc.
and PeoplesBank
President,
Springfield Contractors, Inc.

Larry J. Miller
Vice Chairman, President,
and Chief Executive Officer,
Codorus Valley Bancorp, Inc.
and PeoplesBank

D. Reed Anderson, Esquire
Stock and Leader
Attorney at Law

MacGregor S. Jones
Retired Automobile Dealer

William H. Simpson
Vice Chairman,
Susquehanna Real Estate LP

Dallas L. Smith
President,
Bruce V. Smith, Inc.

Donald H. Warner
President, Warners Motor Express, Inc.

Hon. Michael L. Waugh
28th Senatorial District
York County

**The pessimist sees difficulty in every opportunity.
The optimist sees the opportunity in every difficulty.**

—Winston Churchill

Corporate Officers
Codorus Valley Bancorp, Inc.

Larry J. Miller
President and CEO

Harry R. Swift, Esquire
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer

Diane E. Hill, CPA
Vice President and Auditor


PEOPLESBank


PEOPLES Bank

Our Hunt Valley, Maryland Financial Center is located in a suite on the ground floor of the Executive Plaza Complex near I-83 and Shawan Road in Baltimore County.


124
north main street



Above and at left is our newest Maryland Financial Center, located at 124 North Main Street in the heart of downtown Bel Air in Harford County.

Pictured at right is the recently-opened North Hanover Financial Center located at 65 Eisenhower Drive.


PEOPLESBank

PeoplesBank Leadership Group

Larry J. Miller
President and Chief Executive Officer
717-747-1500
lmiller@peoplesbanknet.com

Harry R. Swift, Esquire
Executive Vice President and Secretary
717-747-1501
rswift@peoplesbanknet.com

Jann Allen Weaver, CPA
Executive Vice President
and Chief Financial Officer
717-747-1502
jweaver@peoplesbanknet.com

Matthew A. Clemens, SPHR
Senior Vice President,
Human Resources Division
717-747-1507
mclemens@peoplesbanknet.com

David J. Cover, CRSP
Senior Vice President,
Senior Settlement Advisor
717-747-1517
dcover@peoplesbanknet.com

Lynn D. Crenshaw
Senior Vice President,
Retail Sales and Service Division
717-747-1509
lcrenshaw@peoplesbanknet.com

David R. Kenney
Senior Vice President,
Wealth Management Division
717-747-1557
dkenney@peoplesbanknet.com

Kent A. Ketterman
Senior Vice President,
Senior Business Advisor
717-747-1506
kketterman@peoplesbanknet.com

Jeffrey A. Snyder
Senior Vice President,
Chief Lending Officer
717-747-1515
jsnyder@peoplesbanknet.com

Todd A. Tyson, CFSSP, CBAP
Senior Vice President,
General Services Division and Security Officer
717-747-1510
ttyson@peoplesbanknet.com

Scott T. Weaver
Senior Vice President, Cashier,
and Chief Credit Officer
717-747-1508
sweaver@peoplesbanknet.com

Karen L. Botts
Vice President,
Information Technology Division
717-747-1530
kbotts@peoplesbanknet.com

Nathan A. Eifert
Vice President,
Director of Marketing
717-747-1520
neifert@peoplesbanknet.com

Diane E. Hill, CPA
Vice President,
Auditor
717-747-1550
dhill@peoplesbanknet.com

Keith L. Sheffer
Vice President,
Mortgage Banking Division
717-747-1540
ksheffer@peoplesbanknet.com

Corporate Information

CORPORATE PROFILE

Codorus Valley Bancorp, Inc. (Codorus Valley), incorporated in 1986, is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of financial services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). Codorus Valley is a publicly held corporation whose stock is traded on the NASDAQ Global Market under the symbol CVLY. PeoplesBank, with origins dating back to 1864, is focused on acquiring and nurturing financial relationships with small and mid-sized businesses. It also provides personal banking, mortgage banking, wealth management, and real estate settlement services. PeoplesBank is the largest independent community bank headquartered and managed in York County. It currently operates fifteen financial centers in York County, one in Hunt Valley, Maryland, and one in Bel Air, Maryland.

CORPORATE HEADQUARTERS

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

STOCK, DIVIDEND, AND BROKER INFORMATION

The shares of Codorus Valley Bancorp, Inc. are traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley had approximately 925 registered shareholders of record as of March 2, 2009. The following table sets forth high and low sales prices and dividends paid per share for Codorus Valley as reported by NASDAQ during the periods indicated. The sales prices and cash dividends per share listed are adjusted for stock dividends.

	2008			2007		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	**$16.90**	**$14.60**	**$0.133**	$18.57	$17.26	$0.122
Second	**17.40**	**13.62**	**0.133**	19.00	16.50	0.123
Third	**14.25**	**5.40**	**0.120**	18.56	15.71	0.129
Fourth	**11.86**	**7.75**	**0.120**	18.10	14.29	0.181

For further information, we refer you to the following market makers in our common stock:

Boenning & Scattergood, Inc.
1-800-842-8928

RBC Wealth Management
1-877-840-0012

INTERNET INFORMATION

Information about products and services that are offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

FINANCIAL INFORMATION

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select About Us, then select Investor Relations, then select SEC Filings), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

ANNUAL SHAREHOLDERS MEETING

The Annual Meeting of Shareholders will be held on Tuesday, May 19, 2009, at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

TRANSFER AGENT

Wells Fargo Bank, N.A., Shareowner Services, 161 North Concord Exchange, South St. Paul, MN 55075. Phone 1-800-468-9716.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by contacting the transfer agent above.

PeoplesBank Directors Emeritus

M. Carol Druck
Barry A. Keller
Bernard F. Young

Advisory Committee Members

Cindy E. Baugher
President, Baugher Motors, Inc.

Keith R. Brown
Retired Personal Care Administrator

William W. Gemmill, Jr.
Owner , W. W. Gemmill Plumbing, Heating, and Air Conditioning

Richard D. Hupper, Ed.D.
Retired Educator

Samuel E. Keeney
President, Sam Keeney Organ and Piano Center, Inc.

Claude W. Rohrbaugh
President, B & R Electrical Contractors, Inc.

Bank Officers and Managers

Thomas W. Hodgins
Senior Vice President,
Director of the Maryland Banking Group

Lorrie A. Schenning
Senior Vice President, Business Banking

Stephen M. Altland
Vice President, Senior Trust Advisor

Gregg A. Elicker
Vice President, Administrative Services

M. Scott Elliott
Vice President, Business Banking

Terrence M. Gingrow
Vice President, Business Banking

Jeffrey E. Grove
Vice President, Business Banking

James B. Hess, III
Vice President, Business Banking

Dawn C. Paul
Vice President and Controller

Stephen T. Sherman
Vice President, Business Banking

Brady J. Barnes
Assistant Vice President, Business Banking

Susannah W. Groves
Assistant Vice President, Cash Management Advisor

Steven E. Miller
Assistant Vice President, Loan Review Officer

Kelly L. Rosenzweig
Assistant Vice President, Senior Financial Analyst

Timothy S. Wise
Assistant Vice President, Administrative Services

Mary C. Buck
Compliance Officer

Phyllis A. Crumley
Retail Services Officer

Rose M. Detter
Retail Services Officer

Donna A. Massa
Training Officer

Phyllis C. McCullough
Trust Officer

Sarah A. McPherson
Trust Officer

Debra A. Messersmith
Manager, Retail Support

Stephanie R. Miller
Manager, Trust Operations

Carol E. Montony
Manager, Client Care Center

Christine A. Myers
Manager, Deposit Services

Mary Anne Seitz
Training Manager

Natalie L. Thompson
Human Resources Officer

Dorcas J. Warner
Settlement Officer, Credit Services

Tamara L. Wildasin
Senior Commercial Credit Review Officer

Financial Center Managers

Christopher M. Aulbach
Marisa G. Baublitz
James W. Coombes
John S. Eaton, Jr.
Tammy L. Ford
Michele K. Gowland
Carol A. Gross
Terry R. Kernan
Connie L. Kiser
Wendy M. Livingston
Dawn M. Muir
Algard P. Shaffer
Barbara J. Wilson

For location information and hours, visit ***www.peoplesbanknet.com***. All Financial Centers have a 24-Hour ATM on-site for client convenience and are members of the MoneyPass® ATM Network.

Codorus Valley Financial Advisors, Inc.

Officers

Harry R. Swift, Esquire
President

William H. Thompson, CLU, CHFC
Executive Vice President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Todd A. Tyson, CFSSP
Vice President

Registered Representatives

David J. Garber
Steven E. Poff
Richard B. Shuster
William H. Thompson, CLU, CHFC
Jason R. Weber

SYC Settlement Services, Inc.

Officers

Harry R. Swift, Esquire
President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Scott T. Weaver
Vice President

Contact Information

To contact any Financial Center, the Client Care Center, or any bank employee, please call us at 717-846-1970 or 1-888-846-1970.

Electronic Access

Internet Banking and Online Bill Payment Services are available at ***www.peoplesbanknet.com***. PhoneconnecT® 24-Hour Telephone Banking may be accessed by calling 717-747-1555 or 1-888-767-1555.

Codorus Valley Bancorp, Inc. • Codorus Valley Corporate Center • 105 Leader Heights Road • York, PA 17403-5137 • (717) 747-1519
www.peoplesbanknet.com

00066447